SECURIT 09058028 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50990

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31/08** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GMAC Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

300 Galleria Officentre, Suite 200, MC: 480-400-206
(No. and street)

Southfield	**MI**	**48034**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lynn Belecki — **248-263-6049** (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

600 Renaissance Center, Suite 900	**Detroit**	**MI**	**48243**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

BB 3/18

AFFIRMATION

I, Lynn Belecki, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to GMAC Securities LLC (the "Company") for the year ended December 31, 2008, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Lynn Belecki — 02.27.09

Lynn Belecki | Date
Chief Financial Officer and Principal

Subscribed and sworn to before me
this 27th day of February, 2009

Notary Public

[illegible] J. BELL
NOTARY PUBLIC STATE OF MI
COUNTY OF OAKLAND
MY COMMISSION EXPIRES Dec 2, 2010
ACTING IN COUNTY OF

GMAC SECURITIES LLC
(A Wholly-Owned Subsidiary of GMACI Holdings LLC)

TABLE OF CONTENTS

This report contains (check all applicable boxes):

INDEPENDENT AUDITORS' REPORT

GMAC Securities LLC:

We have audited the accompanying balance sheet of GMAC Securities LLC (the "Company"), a wholly-owned subsidiary of GMACI Holdings LLC, as of December 31, 2008, and the related statements of income, cash flows, and changes in equity for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (g), (h) and (i) listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 27, 2009

GMAC SECURITIES LLC
(A Wholly-Owned Subsidiary of GMACI Holdings LLC)

BALANCE SHEET
AS OF DECEMBER 31, 2008

ASSETS

CASH	$ 657,327
COMMISSION RECEIVABLE	21,760
RECEIVABLE FROM AFFILIATES	41,290
TOTAL	$ 720,377

EQUITY

EQUITY:	
Member's interest	100,000
Retained earnings	620,377
Total equity	720,377
TOTAL	$ 720,377

See notes to financial statements.

GMAC SECURITIES LLC
(A Wholly-Owned Subsidiary of GMACI Holdings LLC)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES:	
Service fee revenue from parent	$226,204
Shared mutual fund commission revenue from third party	63,719
Other revenue — Bank interest	3,783
Total revenues	293,706
EXPENSES:	
Direct administrative expenses	108,321
Allocated administrative expenses from parent	117,883
Total expenses	226,204
EARNINGS BEFORE TAXES	67,502
PROVISION FOR INCOME TAXES	5,306
NET INCOME	$ 62,196

See notes to financial statements.

GMAC SECURITIES LLC
(A Wholly-Owned Subsidiary of GMACI Holdings LLC)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 62,196
Net change in assets and liabilities which provided (used) cash:	
Commission receivable	2,736
State income tax receivable	10,487
Receivable from affiliates	(65,142)
Net cash provided by operating activities	10,277
NET INCREASE IN CASH	10,277
CASH — Beginning of year	647,050
CASH — End of year	$657,327
SUPPLEMENTAL INFORMATION — Cash paid for income taxes	$ 46,596

See notes to financial statements.

GMAC SECURITIES LLC
(A Wholly Owned Subsidiary of GMACI Holdings LLC)

STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-In Capital	Member's Interest	Retained Earnings	Total Equity
BEGINNING BALANCE	$ 9,000	$ 91,000	$ -	$ 558,181	$ 658,181
Conversion of common stock and additional paid-in capital to member's interest on July 31, 2008	(9,000)	(91,000)	100,000	-	-
Net income	-	-	-	62,196	62,196
ENDING BALANCE	$	$	$ 100,000	$ 620,377	$ 720,377

See notes to financial statements.

1. ORGANIZATION

Effective July 31, 2008, we converted our form of organization from a Delaware Corporation to a Delaware limited liability corporation (LLC) and changed our name to GMAC Securities LLC (the Company). The Company is a wholly-owned subsidiary of GMACI Holdings LLC (GMACI), which is a consolidated subsidiary of GMAC LLC (GMAC). On July 31, 2008, GMAC Insurance Holdings, Inc.(GMAC Insurance) sold 100% of their interest in the Company to GMACI for net book value of the Company as determined at July 31, 2008.

On July 22, 2008, GMAC provided a dividend of 100% of the GMACI voting interest to the holders of GMAC's common membership equity, which included FIM Holdings LLC (FIM Holdings) and subsidiaries of General Motors (GM). The dividend was made according to the pro rata common equity ownership percentages held by FIM Holdings and GM, 51% and 49%, respectively. GMAC continues to hold 100% of the economic interests in GMACI and fully consolidates GMACI in accordance with GAAP.

The Company is affiliated with GMACI's subsidiaries Motors Insurance Corporation (MIC), a property and casualty insurance company, and GMAC Insurance Management Corporation (GMACIMC). The Company provides certain brokerage activities for MIC and GMACIMC as described below.

The Company is registered in the State of Delaware as an LLC and is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority, Inc. (FINRA) formerly the National Association of Securities Dealers, Inc. (NASD).

The Company currently operates according to the provisions of its membership agreement with the FINRA, which requires the Company to:

- Maintain a minimum net capital of $5,000 pursuant to SEC Rule 15c3-1(a)(1)(i) and (a)(2)(vi).

- Operate pursuant to SEC Rule 15c3-3(k)(2)(i), which does not allow the Company to hold customer funds or safekeep customer securities, or owe money or securities to customers.

- Sell public (registered under the Securities Act of 1933) and private placement securities of non-U.S. domiciled reinsurance companies to owners of automobile dealerships and independent insurance agents only on a best effort basis with no secondary trading.

During 2003, the Company began providing 401(k) and profit sharing plan referrals to a non-affiliated FINRA member firm for a fee equivalent to 50 percent of the mutual fund commission revenues. Effective April 2007, this fee was reduced to 30 percent. Such referrals were generated by Dealer Products and Services (DP&S), a strategic business unit within GMACI. The agreement with the FINRA member firm was terminated as of December 31, 2007. Effective January 1, 2008, GMACI no longer makes plan referrals and receives 50% of net mutual fund commission revenues on pre-existing sales.

2. ACCOUNTING POLICIES

Basis of Presentation — The Company's accounting and reporting policies conform to accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company's principal estimates include income taxes. In developing the estimates and assumptions, management uses all available evidence. Because of uncertainties associated with estimating the amounts, timing and likelihood of possible outcomes, actual results could differ from estimates.

Revenue Recognition — Shared mutual fund commission revenues are recognized in the month that the underlying investment instrument is bought or sold by the non-affiliated FINRA member firm on behalf of the referral customer.

Income Taxes — During 2008, the Company converted to a limited liability company and effective July 31, 2008 became a disregarded or pass-through entity for U.S. federal income tax purposes. For the period ending July 31, 2008 and prior, the Company joined GMAC Insurance and its subsidiaries in the filing of a consolidated U.S. federal income tax return as part of a federal income tax allocation agreement between the Company and GMAC Insurance. Income taxes incurred have been provided through July 31, 2008 as required under the tax allocation agreement between GMAC Insurance and GMACS. Under the federal income tax allocation agreement between the Company and GMAC Insurance, the Company's tax provision was initially calculated as if it is filing a separate return, including an alternative minimum tax calculation. The Company then pays to, or receives from, GMACI an amount, which may be adjusted, if GMACI's federal income tax liability is affected by the inclusion of the Company in the consolidated federal income tax return. Subsequent to July 31, 2008, federal income taxes have not been provided for Company as it ceased to be taxable. Any related deferred taxes have been eliminated through income tax expense.

Deferred tax assets and liabilities, if any, are established for future tax consequences of events that have been recognized in the financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. In addition, tax benefits related to positions considered uncertain are recognized only if, based on the technical merits of the issue, we are more likely than not to sustain the position and then at the largest amount that is greater than 50% likely to be realized upon ultimate settlement.

Recently Adopted Accounting Standards — In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* (SFAS 162). SFAS 162 identifies a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles for nongovernmental entities (the Hierarchy). The Hierarchy within SFAS 162 is consistent with that previously defined in the AICPA Statement on Auditing Standards No. 69, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles* (SAS 69). SFAS 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles*. The adoption of SFAS 162 did not have a material impact on the financial statements, as the Company has utilized guidance within SAS 69.

Statement of Cash Flows — For purposes of reporting cash flows, cash includes cash on deposit with banks.

3. RELATED-PARTY TRANSACTIONS

The Company has executed an expense sharing agreement with GMAC Insurance. Under this agreement, GMAC Insurance has agreed to reimburse the Company in the form of service revenues for all reasonable expenses necessary to conduct a securities brokerage business until such time as the Company can sustain itself through the revenues that it generates from third parties. Direct administrative expenses paid for on behalf of the Company include fees and assessments for registering the Company, exam and licensing fees for Registered and Principal Representatives, outside legal expenses and audit expenses. Allocated administrative expenses from GMAC Insurance include a reasonable allocation of indirect expenses, including salaries and benefits for duties of GMAC Insurance personnel associated with the Company's securities business and the use of administrative facilities. In return, the Company provides certain brokerage services to MIC and its affiliated companies. These services were provided by the Company's 11 Registered Representatives and five Registered Principals, who, during 2008, made 45 initial stock offerings to customers of GMAC Insurance. Additionally, there is no expectation by GMAC Insurance that the Company repay amounts paid by GMAC Insurance on the Company's behalf for direct and allocated administrative expenses. As a result of this agreement, the financial statements are not necessarily indicative of what the financial position, results of operations, retained earnings, and cash flows would have been if the Company had not been operating under the expense sharing agreement.

Receivables from affiliates balance represents unsettled intercompany balances due from GMAC Insurance related to the over payment of taxes in the amount of $41,290, which are settled on a quarterly basis.

4. INCOME TAXES

Effective July 31, 2008, the Company converted to a limited liability company and became a disregarded or pass-through entity for U.S. federal income tax purposes. Income taxes incurred have been provided through July 31, 2008 as required under the tax allocation agreement between the Company and GMAC Insurance. Subsequent to July 31, 2008, federal income taxes have not been provided for Company as it ceased to be taxable. Due to our change in tax status, a net deferred tax liability was eliminated through income tax expense totaling $8,179.

The components of the provision for income taxes for the year ended December 31, 2008, are as follows:

Current income tax expense	$ 13,485
Deferred tax expense	(8,179)
Provision for income taxes	$ 5,306

A reconciliation of the statutory U.S. federal income tax rate to the Company's effective tax rate applicable to income is shown in the following table as of December 31, 2008:

Federal income taxes at statutory tax rate	35.0	%
State and local income taxes, net of federal income tax benefit	3.0	
Other	(5.6)	
Effective tax rate before change in tax status	32.4	
Effect of tax status change	(12.1)	
LLC income not subject to federal income taxes	(12.4)	
Effective tax rate	7.9	%

The Company does not have any deferred tax balances as of December 31, 2008. During 2008, the Company paid $21,596 for state income taxes and $25,000 for federal taxes to the parent as part of the consolidated filing group.

The Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, on January 1, 2007. The adoption of this interpretation as of January 1, 2007 had no impact on the Company's financial position or results of operations. There are no unrecognized tax benefits as of December 31, 2008.

The Company files tax returns in the U.S. federal jurisdiction and various states jurisdictions. As of December 31, 2008, the oldest tax year that remains subject to examination in the United States is 2004.

5. CONTINGENCIES

At December 31, 2008, the Company is not aware of any pending actions against the Company arising out of the conduct of its business.

6. NET CAPITAL REQUIREMENTS

As a registered securities broker-dealer, the Company is subject to the net capital requirements pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. This requires the Company to maintain minimum net capital of not less than the greater of $5,000 or 1/15th of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1, as defined. At December 31, 2008, the Company's ratio of aggregate indebtedness to net capital was 0 to 1, and its net capital of $657,327 was $652,327 in excess of minimum regulatory requirements.

* * * * * *

GMAC SECURITIES LLC
(A Wholly-Owned Subsidiary of GMACI Holdings LLC)

COMPUTATION OF NET CAPITAL FOR BROKERS OR DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2008

EQUITY	$ 720,377
LESS — Nonallowable assets — Total Receivables	(63,050)
NET CAPITAL	$ 657,327
AGGREGATE INDEBTEDNESS	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (greater of $5,000 or 1/15th of aggregate indebtedness)	5,000
Excess net capital	$ 652,327
Ratio of aggregate indebtedness to net capital	0 to 1

NOTE: There are no material differences between the amounts presented above which are based on the accompanying audited financial statements and the amounts reported on the Company's amended unaudited FOCUS report as of December 31, 2008, filed on February 27, 2009. Therefore, no reconciliation between the two computations is considered necessary.

GMAC SECURITIES LLC
(A Wholly-Owned Subsidiary of GMACI Holdings LLC)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS OR DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, since the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(i) of the Rule.

February 27, 2009

GMAC Securities LLC
300 Galleria Officentre, Suite 200
MC: 480-400-206
Southfield, MI 48034

Dear Sirs/Madams:

In planning and performing our audit of the financial statements of GMAC Securities LLC (the "Company"), a wholly-owned subsidiary of GMACI Holdings LLC, as of and for the year ended December 31, 2008 (on which we issued our report dated February 27, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors, its management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

GMAC Securities LLC
(A Wholly-Owned Subsidiary of GMACI Holdings LLC)
(SEC I.D. No. 8-50990)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 2008, AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROLS

* * * * * *

SEC
Mail Processing
Section
MAR 0 2 2009
Washington, DC
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Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC document